Change in Dates for Planned Spin-Off of Woori Bank’s Credit Card Business

On November 23, 2011, Woori Finance Holdings Co., Ltd. (the “Company”) disclosed that the date of the planned horizontal spin-off of the credit card business of Woori Bank, a wholly-owned subsidiary of the Company, has been revised from December 31, 2011 (as previously disclosed by the Company on September 19, 2011) to a date to be determined in the future. Related dates in connection with such planned spin-off, including the date of the relevant shareholders’ meeting of Woori Bank and the date of the spin-off registration, have correspondingly been revised to a date to be determined in the future. The Company will promptly make additional disclosures regarding the above-mentioned dates as soon as they are finalized.

*Related disclosure: Report on Form 6-K submitted by the Company on September 19, 2011, titled “Planned Spin-Off of Woori Bank’s Credit Card Business”.